KROSSBOW HOLDING CORP.

From:
Jason Kropp
Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

AMMENDMENT #3

Re: Form S-1/A filed August 2, 2010 File No, 333-166786

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To Whom It May Concern:

On behalf of Krossbow Holding Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated August 17, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Cover Page

     1)   The Company has removed the footnote below the fee table.

     2) The Company has revised the disclosure to explain that the financing being discussed is an `additional' financing and is not meant to refer to the shares being registered in this registration statement.

     3) The Company has revised the disclosure to explain the risk of not being able to complete an additional offering with the ready market of secondary shares for sale, from which the Company will receive no proceeds. Summary, Page 3

     4) The Company has revised the disclosure to address the costs associated with procuring a buyer in the summary and has made revisions to assure consistency between the Summary and the Plan of Operations.

     5) The Company has revised the disclosure to remove the 180 day period that conflicts with the 2 year period on the cover page.

Risk Factors, Page 6

     6) The Company has revised the disclosure to remove reference to the compliant market. This was added for informational purposes and not intended to be a viable market for Krossbow Holding Corp. at present.

Selling Shareholders, Page 11

     7) The company believes the inclusion of Jason's shares as Patricial Kropp's would be misleading in that they shares owned by Jason are not being registered.
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Description of Business, Page 17

Revenue Generation, Page 18

     8) The Company has revised the disclosure to make consistent and accurate with the referenced report.

     9) The Company has revised the disclosure to discuss why the weighting and chosen price is conservative for the purpose of the S-1 registration statement.

     10)  The Company has added the title of the article by Matthew McDermott.

Markets, Page 19

     11) The Company has revised the disclosure to include a complete reference to the Science Daily article referenced on page 19.

Insurance, Page 20

     12) The Company has revised the disclosure to disclose the unavailability of insurance for forest-based carbon projects and its intention to obtain insurance if it becomes available.

Competition, Page 20

     13) The Company has revised the disclosure to include the size of the industry and additional information about market share for competing companies. Specific information about individual companies in the industry is not readily available. But it is apparent by work done by research groups like ecosystem marketplace to see the market share is spread between many different companies.

Plan of Operation, Page 23

Develop Website, Page 23

     14) The Company has revised the disclosure to include details of the verbal agreement with the outside Vendor to complete the corporate website. No exhibit is filed as no written agreement is in place.

Other

     15) The Company has updated the financial statements are required by Rule 8-08 or Regulation S-X.

     16)  The Company has included updated consent as Exhibit 23.1

Krossbow Holding Corp.


/s/ Jason Kropp
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Jason Kropp, CEO